UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No.         208254 40 9                                Page  2 of 8 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Clog II LLC ("Clog II")
         I.R.S. Identification Number: 11-3578044

         Warren Schreiber ("Schreiber")


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[   ]  (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Clog II - State of New York
                                    Schreiber - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            Clog II - 0
                                            Schreiber - 6,250

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            Clog II - 501,176
                                            Schreiber - 501,176 (represents
                                                amounts owned by Clog II)

 EACH  REPORTING                    9   SOLE DISPOSITIVE POWER
                                            Clog II - 0
                                            Schreiber - 6,250

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            Clog II - 501,176
                                            Schreiber - 501,176 (represents
                                                 amounts owned by Clog II)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Clog II - 501,176
                                            Schreiber - 507,426 (includes
                                                 amounts owned by Clog II)




12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            Clog II - 9.8%
                                            Schreiber - 9.9% (includes amounts
                                                owned by Clog II)

14       TYPE OF REPORTING PERSON*          CO, IN




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Item 1.           Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). This statement amends and supplements the Reporting Persons' Schedule 13D, for an event dated November 29, 2000, as filed with the Securities and Exchange Commission on December 11, 2000 (the "Schedule 13D") and Amendment Number 1 to the Schedule 13D, for an event dated May 18, 2001, as filed with the Securities and Exchange Commission on June 19, 2001 ("Amendment No. 1"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.           Identity and Background.

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

     (a) Names:

                           Clog II LLC ("Clog II")
                           Warren Schreiber

     (b) Residence or business address:

                           Clog II:
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Warren Schreiber
                           64 Shelter Lane
                           Roslyn, New York 11577

     (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. Clog II is a limited liability company whose only current activity is its investment in the Issuer. Mr. Schreiber is a member and manager of Clog II.

     (d) On or about September 2, 1999, seven individuals (including Mr. Schreiber) and three brokerage firms were indicted in the United States District Court - Southern District of New York on various counts relating to securities. On September 8, 2000, Mr. Schreiber pled guilty to eight counts of securities fraud as well as conspiracy to commit securities fraud, mail fraud, wire fraud and make false statements in public offerings. In February 2001, Mr. Schreiber was sentenced to 63 months to be served in a federal camp. He began serving his sentence in April 2001.



                                        4



     (e) Reference is made to Item 2(e) of Amendment No. 1.

     (f) Clog II was organized under the laws of the state of New York. Mr. Schreiber is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

Item 4.           Purpose of Transaction.

     Effective July 11, 2002, Clog II and the Issuer agreed to reduce the dollar amount of convertible debentures subject to the option described in Item 4 of the Schedule 13D to $1,200,000. Clog II now holds an irrevocable option and right to purchase up to $1,200,000 of convertible debentures of the Issuer. Upon issuance, the principal amount of the convertible debentures will be immediately convertible into shares of Common Stock at a conversion price of $2.72 per share (or an aggregate of 441,176 shares of Common Stock).

     Effective July 12, 2002, Clog II and the Issuer agreed to reduce the conversion price of $25,000 principal amount of convertible debentures of the Issuer (the "Debenture") held by Clog II (as described in Item 4 of Amendment No. 1) to a conversion price of $.4166 per share. Further, on the same date, Clog II converted the full amount of the Debenture into 60,000 shares of Common Stock (the "Shares"). The Issuer and Clog II also agreed on July 12, 2002 that, if the net proceeds received by Clog II from the sale of the Shares during the ninety (90) day period following July 12, 2002 are less than approximately $28,000, the Issuer will issue to Clog II a number of additional shares of Common Stock of the Issuer equal to the amount of the shortfall divided by the last sale price of the Shares sold by Clog II (subject to a maximum amount limitation).

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire the convertible debentures, convert such convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.





                                        5


Item 5.           Interest in Securities of the Issuer.

     (a) Based upon its right to acquire shares as described in Item 4 hereof, Clog II beneficially owns 501,176 shares of Common Stock, which represent 9.8% of the total shares of Common Stock outstanding as of July 15, 2002. Based upon Clog II's right to acquire shares as described above and Schreiber's position as manager of Clog II, Schreiber beneficially owns the 501,176 shares of Common
Stock beneficially owned by Clog II. The 507,426 shares of Common Stock beneficially owned by Schreiber represent 9.9% of the total shares of Common Stock outstanding as of July 15, 2002.

     The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 441,176 shares of Common Stock issuable as described in Item 4 hereof, (ii) the 60,000 shares of Common Stock issued to Clog II as described in Item 4 hereof and (iii) the 4,621,546 outstanding shares of Common Stock as of July 15, 2002, based upon the definitive Proxy Statement filed by the Issuer on June 5, 2002.

     (b) Clog II has shared voting and dispositive power with respect to the 501,176 shares of Common Stock of the Issuer beneficially owned by it. Schreiber has shared voting and dispositive power with respect to the 501,176 shares of Common Stock of the Issuer beneficially owned by Clog II and sole voting and dispositive power with respect to 6,250 shares of Common Stock of the Issuer owned by Schreiber individually.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Reference is made to Item 6 of Amendment No. 1 and Item 4 hereof.

Item 7. Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.

         (2) Amendment to Option Agreement between the Issuer and Clog II LLC, dated as of July 11, 2002.

         (3) Agreement between the Issuer and Clog II LLC, dated as of July 12, 2002.




                                        6


         (4) Power of Attorney from Warren Schreiber to Russell Stern and Robyn Schreiber.1

         (5) Power of Attorney from Clog II LLC to Russell Stern and Robyn Schreiber.1







--------
         1 Incorporated herein by reference to Amendment No. 1.




                                        7


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July  17, 2002


                                           Clog II LLC


                                        By: /s/ Robyn Schreiber
                                           -----------------------------------
                                           Robyn Schreiber, as Attorney-in-fact
                                           for Clog II LLC



                                           Warren Schreiber


                                        By: /s/ Robyn Schreiber
                                           -----------------------------------
                                           Robyn Schreiber, as Attorney-in-fact
                                           for Warren Schreiber







                                        8


                                    EXHIBIT 1


     The undersigned agree that the Amendment Number 2 to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated: July 17, 2002



                                           Clog II LLC


                                        By: /s/ Robyn Schreiber
                                           -----------------------------------
                                           Robyn Schreiber, as Attorney-in-fact
                                           for Clog II LLC



                                           Warren Schreiber


                                        By: /s/ Robyn Schreiber
                                           -----------------------------------
                                           Robyn Schreiber, as Attorney-in-fact
                                           for Warren Schreiber








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